VEDDER PRICE	VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

RENEE M. HARDT
312-609-7616 rhardt@vedderprice.com	CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

March 18, 2008

VIA EDGAR

Ms. Linda B. Stirling
Senior Counsel, Branch 22
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Allstate Financial Investment Trust
File Nos. 333-148568 and 811-22165

Dear Ms. Stirling:

On behalf of Allstate Financial Investment Trust (the “Trust”), this letter is in response to the comments you provided in your letter dated February 8, 2008 regarding the Trust’s registration statement on Form N-1A that was filed on January 9, 2008.

In addition to changes made to address your comments, I would like to note the following changes that have been made since the Trust’s initial Form N-1A filing.  First, the name of each Target Maturity Fund have changed; each such Fund is now called an Allstate ClearTarget Retirement Fund.  Second, management of the Trust has determined to offer the Allstate Large Cap Index Fund only to the Allstate ClearTarget Retirement Funds at this time and not to offer that Fund to retail investors.  Accordingly, the Allstate Large Cap Index Fund will not have share classes at this time.  In addition, the Allstate Large Cap Index Fund is now contained solely in its own prospectus; it continues to be included in the combined SAI.  Third, the investment adviser and distributor for the Funds have changed.  The investment adviser will be Allstate Institutional Advisors, LLC (“AIA”) rather than Allstate Financial Advisors, LLC.  The distributor will be Funds Distributor, LLC rather than Allstate Distributors LLC.

Prospectus

1.        Comment.  In the Risk/Summary under the heading “Investment Objective,” the disclosure states that “Each Fund’s investment objective may be changed without a shareholder vote.”  Please add disclosure stating how much advance notice shareholders will receive before the investment objective is changed.

Response:  Disclosure has been added which states that shareholders will receive 60 days advance notice before a Fund’s investment objective is changed.

2.        Comment:  In the Risk/Return Summary, please briefly describe what is included in each of the asset classes held by the underlying portfolios.

Response:  At the end of the first paragraph under “Principal Investment Strategies” in the Risk/Return Summary in the Allstate ClearTarget Retirement Funds’ prospectuses, the following disclosure has been added:  These asset classes include short duration bonds, fixed-income securities, equities and real estate investment trusts (“REITs”).  More information about the Underlying Portfolios’ investments is found under “Description of Underlying Portfolios” below.

3.        Comment:  Under the heading “Allstate Large Cap Index Fund – Principal Investment Strategy,” the disclosure states that “The Fund reserves the right to substitute a different index for the index it currently tracks.”  Please add disclosure stating how much advance notice shareholders will receive before the index will be changed.

Response:  Disclosure has been added to the Allstate Large Cap Index Fund’s prospectus which states that shareholders will receive 60 days advance notice before a substitution in index occurs.

4.        Comment:  In the Fee Table, please move the introductory language to the Example to a position after the complete fee table and its footnotes.

Response:  The introductory language to the Example has been moved after the fee table and its footnotes.

5.        Comment:  In the Fee Table, please move the caption “Acquired Fund Fees and Expenses (Underlying Portfolios)” above the caption “Total Fund Operating Expenses (Before Waiver).”

Response:  The “Acquired Fund Fees and Expenses (Underlying Portfolios)” caption has been moved accordingly.

6.        Comment:  Under the heading, “Summary of Principal Risks – Derivatives and Leverage Risk,” the disclosure states that derivatives and other leveraging techniques “may be riskier than other investments and may result in greater volatility for the Target Maturity

Funds,…  Please explain this statement, including the nature of the risks inherent in these techniques.

Response:  The following disclosure has been added to the end of the “Derivatives and Leverage Risk” paragraph in the two Allstate ClearTarget Retirement Funds’ prospectuses:  An Underlying Portfolio’s investment in derivatives may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested.  Such strategies, particularly when used to create leverage, may expose an Underlying Portfolio to potentially dramatic changes (losses or gains) in the value of the instruments and imperfect correlation between the value of the instruments and a security or index.

7.        Comment:  Under the heading, “Summary of Principal Risks – Large Cap Style Risk,” the disclosure states that return from large cap stocks may “trail returns from the overall stock market.”  As this risk is inherent in any segment of the market, please add additional risk disclosure specific to large capitalization stocks.

Response:  The disclosure regarding Large Cap Style Risk in the Large Cap Index Fund’s prospectus has been revised to read as follows:  This is the risk that returns from large-capitalization stocks will trail returns from the overall stock market.  Large cap stocks tend to go through cycles of doing better – or worse – than the stock market in general.

8.        Comment:  Under the heading, “Summary of Principal Risks –  Tracking Risks,” please disclose what correlation coefficient will be used to track the fund’s accuracy with its index, how the fund’s tracking accuracy will be monitored, and what steps will be taken if the fund’s tracking accuracy is not maintained.

Response:  The disclosure regarding tracking risk has been deleted from the Large Cap Index Fund’s prospectus because the Fund intends to approximate the return of the S&P 500 Index rather than track the Index.  The disclosure has been revised to reflect such intent.  Given the Fund’s intent to approximate rather than track the Index, the requested disclosure has not been added.  Management believes the disclosure in the prospectus is consistent with that of other index funds that approximate their respective index.

9.        Comment:  Under the heading, “How to Sell or Redeem Shares Direct with BFDS—by Telephone,” the second sentence in the third bullet point states, “Neither the Allstate Funds nor the Adviser, BFDS, Distributor, or other Fund agent will be liable…”  Please identify the fund’s distributor.

Response:  The heading is now called “How to Sell or Redeem Shares Direct with the Allstate Funds – By Telephone/Wire” and is only included in the A, C and I shares prospectus.

The Distributor is previously defined in the prospectus as Funds Distributor, LLC.  Accordingly, no change has been made.

10.      Comment:  Under the heading, “How the Allstate Funds Value Their Shares – Allstate Large Cap Index Fund,” the disclosure states that “the market value of domestic equity securities is determined by valuing securities traded on national securities markets or in the over-the-counter markets….”  As the Allstate Large Cap Index Fund tracks the performance of the Standard & Poor’s 500 Index, please explain supplementally when valuing securities based on the over-the-counter markets would be appropriate.

Response:  The Allstate Large Cap Index Fund does not currently anticipate investing in securities traded in the over the-counter market.  The reference to the over the-counter markets has been removed.

11.      Comment:  Please revise the disclosure regarding portfolio managers so that their principal occupation during the past five years discloses their business experience rather than their job titles.

Response:  The disclosure has been revised accordingly.

12.      Comment:  In the prospectus for the GA, GC and GI shares, please disclose more fully the process of investing in these shares, particularly the purchase of the Guaranteed Benefit Certificate and its cost.

Response:  The Guaranteed Benefit Certificate is now defined as the Guaranteed Lifetime Income Certificate.  Disclosure has been added to page 1 and under the heading “How to Buy Shares” in the prospectus for the GA, GC and GI shares, which explains the cost of the Guaranteed Lifetime Income Certificate.

13.      Comment:  In the prospectus for the GA, GC and GI shares, we note that the Guaranteed Benefit Certificate prospectus is referenced, but not included.  Please explain supplementally why it is appropriate to omit the Guaranteed Benefit Certificate prospectus from this registration statement.

Response:  As you know, the GA, GC and GI shares are share classes of certain Funds offered by the Trust; whereas, the Guaranteed Lifetime Income Certificate is issued by Allstate Life Insurance Company.  Since the products in the two prospectuses are offered by different issuers, we did not believe it appropriate to include the two prospectuses in the same registration statement.  However, the Guaranteed Lifetime Income Certificate prospectus will accompany the GA, GC and GI shares prospectus at the time of sale.

14.      Comment:  In the prospectus for the GA, GC and GI shares, please ensure that the fee table and example reflect the cost of purchasing the Guaranteed Benefit Certificate.

Response:  The cost of purchasing the Guaranteed Lifetime Income Certificate is a Certificate expense not a Fund expense.  Accordingly, similar to fee tables and examples for funds that are sold as the underlying investments for variable products issued by insurance companies, the following language has been added to the introductory language before the fee tables:  The Guaranteed Lifetime Income Certificate includes other charges and expenses not described below.  Your expenses would be higher if the charges associated with the Guaranteed Lifetime Income Certificate were included in the tables below.

15.      Comment:  Please state supplementally whether this registration statement will go forward prior to the staff declaring the Guaranteed Benefit Certificate S-3 filing effective.

Response:  Management of the Trust and Allstate Life Insurance Company, the issuer of the Guaranteed Lifetime Income Certificate, would prefer that this registration statement and the S-3 filing were declared effective as close in time as practicable.  However, if the effectiveness of the S-3 filing were delayed, this registration statement would still go forward.  In such case, the Trust would not offer the GA, GC and GI shares until the S-3 were declared effective.

Statement of Additional Information

16.      Comment:  Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

Response:  Andrew Byer is proposed to serve as the anti-money laundering compliance officer as required by the USA Patriot Act.  His name and biography will be added to the SAI after the organizational Board meeting on March 20th.

17.      Comment:  The funds’ fundamental investment policies for borrowing and senior securities permit such actions to the extent permitted by the Investment Company Act of 1940 (the “1940 Act”).  Please disclose the extent these activities are currently permitted by the 1940 Act.

Response:  After the list of the Funds’ investment policies in the SAI, disclosure has been added regarding the extent to which borrowing and senior securities are currently permitted by the 1940 Act.

18.      Comment:  The funds’ fundamental concentration policy defines the term “Concentration” by reference to the 1940 Act.  Please disclose how the 1940 Act defines that term.  In addition, please revise the funds’ fundamental concentration policy to state… “issuers primarily engaged in the same industry or group of industries…”

Response:  In connection with the Funds’ fundamental investment policy regarding concentration, the reference to the 1940 Act has been deleted.  The Guide to Form N-1A states that “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.”  Accordingly, the Funds’ concentration policy has not been revised.

19.      Comment:  The funds’ fundamental policy regarding commodities states that each fund may not “purchase or sell physical commodities other than precious metals…”  Please state supplementally whether the funds intend to purchase or sell precious metals.

Response:  The Funds do not intend to purchase or sell precious metals.

20.      Comment:  Under the heading, “Portfolio Manager Compensation,” please disclose with specificity the criteria on which each type of compensation is based that AIMCO’s portfolio managers receive.  See Item 15(b) of Form N-1A.

Response:  The disclosure has been revised to read as follows:  Investment professionals’ annual compensation is comprised of (i) a fixed salary, (ii) an annual bonus, a portion of which is determined on a quantitative basis on pre-determined performance measures (based on the performance of the Allstate equity group) and a portion of which is determined on a discretionary basis, and (iii) a discretionary annual equity award in The Allstate Corporation.

General

21.      Comment:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

Response:  Your comment is noted.

22.      Comment:  If you intend to omit certain information from the form of prospectuses included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

Response:  The Funds do not intend to omit certain information from the form of prospectuses in reliance on Rule 430A under the Securities Act.

23.      Comment:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response:  The Trust intends to submit an exemptive application which would permit the ClearTarget Retirement Funds to invest in the AllianceBernstein Pooling Portfolios in excess of the 3% limit of Section 12(d)(1)(A) and (B) of the 1940 Act.  The Trust’s exemptive application would be consistent with exemptive relief previously granted by the Commission to John Hancock Trust, et al (1940 Act Rel. Nos. 27848 (May 30, 2007) (notice) and 27873 (June 26, 2007) (order)) and Schwab Capital Trust, et al (1940 Act Rel. Nos. 24067 (Oct. 1, 1999) (notice) and 23113 (Oct. 27, 1999) (order)).  Until such time as the Trust files and obtains such exemptive relief, the ClearTarget Retirement Funds will rely on Section 12(d)(1)(F) of the 1940 Act with respect to their investments in the AllianceBernstein Pooling Portfolios.

24.      Comment:  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response:  We have complied with this comment in this response letter and in our revisions to the prospectuses and SAI.

25.      Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

•      Should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      The fund may not assert this action as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Response:  A “Tandy letter” is included with this filing.

*              *              *

Once our responses to your comments have been cleared, the Trust will file a request for acceleration.  The Trust seeks an effective date of April 1, 2008.

Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser
cc:	Joseph P. Rath
Cathy G. O’Kelly